[redacted]

Form G-FIN

*Amended locations

OMB# 1557-0184
EXPIRES
9/30/2000

11018300

11-312

Not[...]ities Broker or Government Securities Dealer Activities

To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) Of the Securities Exchange Act of 1934

1. Appropriate regulatory agency (check one):

   A. ☒ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Filing status of notice (check as applicable):

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☒ Government Securities Broker and Dealer

3. Filing status of notice (check as applicable):

   D. ☐ Notice
   E. ☒ Amendment

SEC
Mail Processing
Section

DEC 23 2011

Washington, DC
125

4. A. Full name of Financial Institution:

   UMB Bank n.a. Investment Banking Division

   B. Address of principal office of Financial Institution:

   1010 Grand Blvd, Kansas City, MO 64106

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted [if different than item (B)]:

   same

   D. Mailing address if different from (B) or (C):

   P.O. Box 419226, Kansas City, MO 64141-6226

   E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Stephen M. Kitts	Executive V. President	816-860-1559

5. Does the Financial Institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. X Yes B. ___No
(If yes, provide addresses and describe activities.)

There are branches of the Investment Banking Division located at the UMB Bank at 2 South Broadway, St. Louis, MO, UMB 1310 Carondelet Dr KC, MO, UMB Columbine National Bk, 1670 Broadway, Denver, CO, UMB Bank, 3828 S Freemont, Ave, Springfield, MO. Sales rep of UMB Bank, n.a IBD conduct muni & govmnt securities transactions for the convenience of our customers in our other branches. These locations are listed separately and attached. The Kansas City 1010 Grand Blvd location provides all information and support for dealing in municipal and government securities.

9/3
1/10/12

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Last	First	Middle	Title
Kitts	Stephen	M.	EVP and Manager
Bane	Sondra	R.	VP and Compliance & Risk Mgr.
Beahan	Ellen		VP- Inv Services Officer/Supervisor
Trudell	Andre	R	SVP/National Sales Director
Smith	Sandra	Jane	SVP and Government Securities Super

Note: Attach a separate Form G-Fin-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in response to Item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the Instructions) responded "yes" to any question in Item 17 of Form G-Fin-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 or Item 22 on Form U-4? A. ☐ Yes B. ☒ No

(If yes, attach a copy of Form G-FIN-4, Form MSD-4, or Form U-4 for all such persons with this Notice.)

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. [See 17 C.F.R. 400.4(c)]. Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
Stephen	M.	Kitts	EVP and Manager

Stephen M Kitts
Manual Signature

12-21-11
Date

UMB

Investment Banking Division Prinicipals involved in management, direction or supervision of the institution are noted below.

Last Name	First Name	Emp date w/bank	53	Title	Location
Bane	Sondra	3/2/1998	7/25/2006	VP- IBD Compliance & Risk Mgr.	KC-1010 Grand
Beahan	Ellen	10/30/2000	8/12/2009	VP-Investment Services Officer Supervisor	KC-1010 Grand
Curtis	Jack LeRoy	1/17/2001	9/25/2003	VP-Mgr of IBD Ops	KC-928 Grand
Gobel	Jeffrey Paul	1/27/1982	3/2/1993	Exec. Vice President	KC-1010 Grand
Kitts	Stephen	8/1/2007	5/6/1991	EVP & Banking Services Mgr.	KC-1010 Grand
Phillips	John Gregory	12/13/1976	3/18/1986	Sr. Vice President	KC-1010 Grand
Richter	Philip Brian	4/29/1997	4/9/1998	Sr. Vice President	KC-1010 Grand
Trudell	Andre	5/25/1999	2/13/2009	SVP/National Sales Director	KC-1010 Grand

Investment Banking Division Locations

UMB Bank 1010 Grand Blvd KC, MO
UMB Bank 2 South Broadway, St. Louis, MO
UMB Bank 3828 S Freemont Ave, Springfield, MO 65804
UMB Columbine National Bank, 1670 Broadway, Denver, CO
UMB Bank 1310 Cardondelet Dr. KC, MO

Investment Banking

1010 Grand Boulevard
Kansas City, Missouri 64106

816.860.7200
816.860.4829 Fax
866.651.9262 Toll Free

umb.com